UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OPTA CORPORATION
Full Name of Registrant

LOTUS PACIFIC, INC.
Former Name if Applicable

1350 Bayshore Highway, Suite 600
Address of Principal Executive Office (Street and Number)

Burlingame, CA 94010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Opta Corporation (“Opta”) is unable to complete and file its Form 10-Q for the period ended December 31, 2005 within the prescribed time period without unreasonable effort and expense.

As previously reported in Opta’s Schedule 14C and Schedule 13E-3 filed on July 8, 2005, Amendments No. 1 to Schedule 14C and Schedule 13E-3 filed on August 3, 2005 and Amendments No. 2 to Schedule 14C and Schedule 13E-3 on October 3, 2005, Opta is working diligently toward completing its going private transaction and is in the process of responding to the Commission’s comments with respect to such Schedules.  Opta’s efforts to complete its going private transaction were delayed due to a series of transactions effected by Opta in the past few months to address the continuing losses at Opta Systems, LLC d/b/a GoVideo (“GoVideo”), Opta’s main operating subsidiary and the dissolution of Correlant Communications, Inc., Opta’s non-operating subsidiary.  Such events are described in Opta’s Form 8-Ks filed on July 19, 21, 29, October 13, 2005, and January 27, 2006.  Also as reported on Opta’s Form 8-Ks filed on September 26, 2005 and September 29, 2005, Opta dismissed its former accountant and engaged a new principal accountant on September 27, 2005 as part of a continuing effort to save costs.

Opta will continue to work toward filing its Form 10-K for the period ended June 30, 2005, Form 10-Qs for the period ended September 30, and December 31, 2005 as soon as available.

Forward Looking Statements.  The statements in this notification concerning current management’s expectations are “forward looking statements” within the meaning of Section 27A of the Securities and Exchange Act of 1993, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties.  Any statements contained herein (including, without limitation, statements to the effect that the Registrant or management “estimates,” “expects,” “intends,” “continues,” “may,” or “will” or statements concerning “potential” or variations thereof or comparable terminology or the negative thereof), that are not statements of historical fact should be construed as forward looking statements.  These forward-looking statements are based on our management’s current views and assumptions.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Vincent Yan, President and CEO	(650)	579-3610
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in Opta’s Form 8-Ks filed on July 19, 21, 29, October 13, 2005 and January 27, 2006, Opta effected a series of transactions at GoVideo as a result of the continuing losses at GoVideo.  Opta anticipates that there will be a significant change from the results of operations for the quarter ended December 31, 2004 compared to the quarter ended December 31, 2005.  An estimate of the results cannot be made at this time because Opta engaged its new independent accountant on September 27, 2005, and in the process of completing the audited financial statements ended June 30, 2005.

Opta Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 15, 2006	By	/s/ Vincent Yan
Vincent Yan, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).